EXHIBIT 3

                    [Videsh Sanchar Nigam Limited Letterhead]

SATISH RANADE
Company Secretary
HQ/CS/CL.24B/8630
30 October 2001

Sir,

      Sub: Unaudited Financial Results (Provisional) for the Second Quarter ended 30 September 2001.

Pursuant to clause 41 of the listing agreement with Indian Stock Exchanges, please find sent herewith the unaudited financial results (provisional) for the second quarter ended 30 September 2001 which has been taken on record by the Board of Directors in their 123rd Meeting held on 30 October 2001.

Yours faithfully,
For VIDESH SANCHAR NIGAM LIMITED


/s/ Satish Ranade
Satish Ranade

To:

1. Security Code 23624, The Stock Exchange, Mumbai, Corporate Relationship Department, 1st Floor, New Trading Ring, Rotunda Building, Phiroze Jee Jee Bhoy Towers, Delal Street, Mumbai - 400 001. Fax No. (22) 2722061, 2721072.

2. The Secretary, Madras Stock Exchange Limited, Post Box No. 183, 11, Second Line Beach, Chennai - 600 001 Fax No. (44) 524 48 97.

3. Security Code 32149, The Secretary, Calcutta Stock Exchange Assn. Limited, 7, Lyons Range, Calcutta - 700 001, Fax No. (33) 220 25 14/28 37 24.

4. Security Code 22064, The Secretary, Delhi Stock Exchange Assn. Limited, 3/1, Asaf Ali Road, New Delhi - 110002, Fax No. (11) 329 21 81.

5. Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited, Capital Market - Listing, Exchange Plaza, Bandra Kurla Complex, Bandra (E), Mumbai - 400 051, Fax Nos.: (22) 6598237/38.

6. National Securities Depository Ltd., Trade World, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg., Lower Parel, Mumbai - 400 013, Fax Nos.:
      497 29 93.

7. Mr. Anish Kumar, The Bank of New York, Express Towers, 13th Floor, Nariman Point, Mumbai - 400 021, Fax No. 204 49 42.

8. Head Office: M/s. Sharepro Services, Satam Estate, 3rd Floor, Above Bank of Baroda, Chakala, Andheri (E), Mumbai - 400 099 Ph. 821 5168/ 820 2108/ 820 2114, Fax 837 5646.

9. Ms. Caroline Yap, Managing Director, International Client Services, New York Stock Exchange, No: +1 2126565071.

10. Shri Hitendra Patil, Vice President (Operations) Central Depository Services (India) Limited Phiroze Jee Jee Bhoy Towers, Dalal Street, Mumbai
      - 400 023 Fax: 267 3199.

11. Shri S. Kannan, DGM(PA), for SEC filing requirements, Fax 1195./ Shri U.C. Burman, DGM (Internet), for hosting on website.

                          VIDESH SANCHAR NIGAR LIMITED
                      (A GOVERNMENT OF INDIA ENTERPRISE)
       REGD. OFFICE: VIDESH SANCHAR BHAVAN, M.G. ROAD, MUMBAI - 400001

                         UNAUDITED FINANCIAL RESULTS FOR
                       THE QUARTER ENDED 30 SEPTEMBER 2001

                                                   (RS IN MILLION, EXCEPT PER SHARE DATA)
        PARTICULARS           FOR THE QUARTER        FOR THE HALF YEAR       FOR THE YEAR
                                    ENDED                 ENDED                 ENDED

                            30.09.2001    30.9.2000   30.09.2001  30.9.2000   31.3.2001

                           (UNAUDITED)  (UNAUDITED)  (UNAUDITED) (UNAUDITED)  (AUDITED)

1     Net Sales/Income          15,954      16,732       31,237      33,750       72,975
      from Operations

2     Other Income               1,488       1,539        2,626       3,091        6,684

      TOTAL INCOME              17,442      18,271       33,863      36,841       79,659

3     Total Expenditure         11,756      12,515       22,855      25,121       53,801

      a. Increase/decrease                     NOT APPLICABLE
         in stock in trade

      b. Consumption of                        NOT APPLICABLE
         Raw Materials

      c. Staff Cost                320          62          632         551        1,710

      d. Network Cost           11,120      12,048       21,614      23,906       50,235

      e. Operating Cost            211         250          404         364          869

      f. Administrative            105         155          205         300          987
         expenses

4     Interest                       -           -            -           -            -

5     Depreciation                 344         283          651         548        1,162

6     Profit (+)/Loss(-)         5,342       5,473       10,357      11,172       24,695
      after interest but
      before taxation &
      extraordinary items
      (1+2)-(3+4+5)

7     Extraordinary item:

      Write down of                  -           -            -           -           52
      Investment in ICO

      Global Communications

8     Prior Year                   110         362        (119)         411      (1,032)
      Adjustments

9     Provision for              1,547       1,639        3,136       3,460        7,887
      Taxation

10    NET PROFIT (+)/LOSS        3,685       3,472        7,340       7,301       17,788
      (-)
      [6-(7+8+9)]

11    Paid up Equity Share       2,850         950        2,850         950        2,850
      Capital

12    Reserves excluding            -            -            -           -       62,992
      revaluation reserves
      (as per balance
      sheet of previous
      accounting year)



13    BASIC & DILUTED            12.93       12.18        25.75       25.62        62.42
      Earning per share
      (not annualised)
      (Rs.)

14    Aggregate of
      non-promoter
      shareholding:

      (a)   Number of      134,038,560  44,679,520  134,038,560  44,679,520  134,038,560
            Shares

      (b)   Percentage of        47.03       47.03        47.03       47.03        47.03
            Shareholding


SEGMENT REPORTING                                                          RS IN MILLION

PARTICULARS                   FOR THE QUARTER        FOR THE HALF YEAR       FOR THE YEAR
                                    ENDED                 ENDED                 ENDED

                            30-SEP-01   30-SEP-00    30-SEP-01   30-SEP-00    31-MAR-01

SEGMENT REVENUE

Telephony Service               13,988      14,654       27,434      29,664       63,868

Other Services                   1,966       2,078        3,803       4,086        9,107

Total                           15,954      16,732       31,237      33,750       72,975

Less: Inter segment revenue          -           -            -           -            -

Net sales/income from           15,954      16,732       31,237      33,750       72,975
operations



SEGMENT RESULTS (PROFIT)(+)/LOSS(-) BEFORE TAX AND INTEREST FROM EACH SEGMENT

Telephony Service                4,456       3,769        8,821       7,955       18,557

Other Services                   1,033       1,115        1,956       2,215        5,321

Total                            5,490       4,884       10,777      10,170       23,877

Less:

Interest                             -           -            -           -            1

Other Unallocable                  148       (589)          420     (1,002)        (819)
expenditure net of
unallocable income*

Total profit before tax          5,342       5,473       10,357      11,172       24,595



NOTES ON SEGMENT INFORMATION:


PRINCIPAL SEGMENTS

The  company  primarily  provides  International   Telecommunication   services.
Accordingly, various services provided by the company comprise the primary basis for the segmental information set out above.

SEGMENT CAPITAL EMPLOYED

The Operating assets used in the company's business and the liabilities contracted have not been identified for any reportable segments. The Company believes that it is not currently practicable to provide segment disclosures relating total assets and liabilities since the meaningful segregation of the available data is onerous.

* FIGURES IN BRACKETS ARE DUE TO HIGHER UNALLOCABLE OTHER INCOME OVER UNALLOCABLE EXPENDITURE.


Notes:
1. The above results were taken on record by the Board of Directors of the Company at its Meeting held on 30th October, 2001.
2. Income from operations as well as transmission cost included under "Network cost" for the quarter and half year ended 30th September, 2001 are on the basis of revised Total Accounting Rates (TAR) which are approximately 20% lower than the TAR applicable for the corresponding period in the previous year. Therefore, while the telephone traffic has grown by over 13% during the quarter, the income from operations (excluding income from Intelsat) has shown a decline by about 3% due to reduction in TAR as well as significant reduction in tariffs for Internet and Leased channel services.
3. Staff cost for the quarter ended 30th Sept., 2000 was lower due to withdrawal of excess provision of Rs.256 million made in earlier periods.
4. Consequent to the Accounting Standard -22 on accounting for taxes on Income becoming mandatory effective from April 1, 2001, the Company has charged the estimated cumulative net deferred tax liability of Rs.2,858 million until April 1, 2001 to general reserves. Provision for taxation for the half year ended 30th September 2001 is net of deferred tax credit of Rs.40 Million.
5. Income from operations till 31st March, 2001 included income from Intelsat. Consequent to corporatisation of Intelsat during the year, henceforth income will be received as dividend.
6. The company has issued Bonus shares in the ratio of 2:1 in the month of December, 2000. Accordingly EPS has been computed and adjusted for the quarter and Half year ended 30th September, 2000 in accordance with Accounting Standard-20.
7. Figures of previous year have been regrouped wherever necessary.

                                       For Videsh Sanchar Nigam Limited

                                       /s/ S.K. Gupta
                                       30.10.01
Place: Mumbai                          S.K. Gupta
Date:  30th October, 2001              Chairman and Managing Director